NovaGold Resources Inc.

First Quarter 2011
Consolidated Financial Statements

February 28, 2011

(Unaudited)

2	NovaGold Resources Inc.
Q1-2011

Consolidated Balance Sheets – Unaudited

	in thousands of Canadian dollars
	February 28, 2011	November 30, 2010
	$	$
Assets
Current assets
Cash and cash equivalents	129,284	151,723
Accounts receivable	832	1,037
Inventories (note 4)	8,110	8,120
Deposits and prepaid amounts	2,175	1,938
Deferred charges	950	-
	141,351	162,818

Accounts receivable	134	142
Land	1,876	1,876
Property, plant and equipment (note 5)	346,855	346,777
Mineral properties, rights and development costs (note 6)	213,812	266,408
Investments (note 7)	9,843	7,362
Investment tax credits	3,271	3,271
Reclamation deposits	12,708	13,086
	729,850	801,740
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9,717	9,654
Current portion of asset retirement obligations	7,890	7,890
Current portion of capital lease obligation	698	698
Notes payable	10,983	12,245
	29,288	30,487
Long-term liabilities
Promissory note (note 7(b))	60,424	63,034
Convertible notes (note 8)	59,907	61,882
Capital lease obligations	198	369
Asset retirement obligations	15,967	15,967
Future income taxes	96	7,193
Other liabilities	189	11,594
	166,069	190,526

Shareholders’ equity
Share capital (note 9)	1,092,669	1,077,219
Equity component of convertible notes (note 8)	43,352	43,352
Contributed surplus	8,629	8,629
Stock-based compensation (note 9)	33,564	30,589
Warrants (note 9)	24,391	28,488
Deficit	(927,258)	(875,807)
Accumulated other comprehensive income	2,746	1,452
Non-controlling interest (note 3)	285,688	297,292
	563,781	611,214
	729,850	801,740
Nature of operations (note 1)
Commitments and contingencies (note 12)

(See accompanying notes to consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director
Approved by the Board of Directors

NovaGold Resources Inc.	3
Q1-2011

Consolidated Statements of Operations and Deficit – Unaudited

	in thousands of Canadian dollars,
	except for per share and share amounts
	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
	$	$
Revenue
Land, gravel, gold and other revenue	16	26
Interest income	137	85
	153	111
Cost of sales	50	40
	103	71
Expenses and other items
Corporate development and communication	108	217
Equity loss (note 7)	4,621	2,487
Foreign exchange (gain) loss	(993)	121
General and administrative	822	858
Interest and accretion	3,732	3,661
Mineral property expense	2,568	219
Professional fees	333	733
Project care and maintenance	5,046	7,876
Salaries	2,469	1,275
Salaries – stock-based compensation (note 9(c) and (d))	3,538	2,091
Total expenses	22,244	19,538
Loss before other items	(22,141)	(19,467)

Other items
Asset impairment – power transmission rights (note 6)	52,668	-
	52,668	-
Loss for the period before income taxes	(74,809)	(19,467)
Future income tax recovery – power transmission rights (note 6)	(9,722)	-
Future income tax expense (recovery)	2,269	(55)
Loss for the period	(67,356)	(19,412)
Attributable to the shareholders of the Company	(51,451)	(18,717)
Attributable to non-controlling interest
Power transmission rights (note 3 and 6)	(13,779)	-
Operating expenses (note 3)	(2,126)	(695)
	(67,356)	(19,412)
Loss for the period – attributable to the shareholders of the Company	(51,451)	(18,717)
Deficit – beginning of period	(875,807)	(672,258)
Deficit – end of period	(927,258)	(690,975)
Loss per share – attributable to the shareholders of the Company
Basic and diluted	(0.22)	(0.10)
Weighted average number of shares (thousands)	232,084	187,867

(See accompanying notes to consolidated financial statements)

4	NovaGold Resources Inc.
Q1-2011

Consolidated Statements of Comprehensive Loss – Unaudited

	in thousands of Canadian dollars
	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
	$	$
Net loss for the period before other comprehensive income	(67,356)	(19,412)
Unrealized gain (loss) on available-for-sale investments	1,650	(231)
Future income tax (expense) recovery	(356)	90
Comprehensive loss	(66,062)	(19,553)
Attributable to the shareholders of the Company	(50,157)	(18,858)
Attributable to the non-controlling interest (note 3)	(15,905)	(695)
	(66,062)	(19,553)

Consolidated Statements of Changes in Shareholders’ Equity – Unaudited

	in thousands of Canadian dollars
	Three months ended	Year ended
	February 28, 2011	November 30, 2010
	$	$
Share capital
Balance – beginning of period	1,077,219	878,086
Issued pursuant to private placement net of share issue costs	-	179,000
Issued pursuant to stock options exercised	661	3,991
Issued pursuant to warrants exercised	14,789	9,549
Issued pursuant to performance share units vested	-	1,426
Issued pursuant to property acquisition	-	5,167
Balance – end of period	1,092,669	1,077,219
Equity component of convertible notes
Balance – beginning of period	43,352	43,352
Balance – end of period	43,352	43,352
Contributed surplus
Balance – beginning of period	8,629	9,994
Excess value over fair value of performance share unit (note 10(c))	-	(1,365)
Balance – end of period	8,629	8,629
Stock-based compensation
Balance – beginning of period	30,589	31,838
Stock option vesting	3,068	3,738
Performance share unit vesting	474	1,352
Director share unit grants	33	101
Transfer to share capital on exercise of stock options	(600)	(3,991)
Transfer to share capital on issuance of performance share units	-	(2,449)
Balance – end of period	33,564	30,589
Warrants
Balance – beginning of period	28,488	31,065
Fair value of warrant exercises	(4,097)	(2,577)
Balance – end of period	24,391	28,488
Deficit
Balance – beginning of period	(875,807)	(672,258)
Loss for the period – attributable to the shareholders of the Company	(51,451)	(203,549)
Balance – end of period	(927,258)	(875,807)
Accumulated other comprehensive income
Balance – beginning of period	1,452	495
Unrealized gains on available-for-sale investments	1,650	994
Future income taxes on unrealized gains	(356)	(37)
Balance – end of period	2,746	1,452
Total shareholders’ equity	276,490	313,922
Non-controlling interest (note 3)
Balance – beginning of period	297,292	293,247
Contributions by Teck Resources Limited	4,301	12,058
Loss for the period – attributable to the non-controlling interest	(15,905)	(8,013)
Balance – end of period	285,688	297,292
Total equity	563,781	611,214

(See accompanying notes to consolidated financial statements)

NovaGold Resources Inc.	5
Q1-2011

Consolidated Statements of Cash Flows – Unaudited

	in thousands of Canadian dollars
	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
	$	$
Cash flows used in operating activities
Loss for the period	(67,356)	(19,412)
Items not affecting cash
Amortization	41	74
Asset impairment – power transmission rights (note 6)
Impairment charge	52,668	-
Future income tax recovery	(9,722)	-
Equity loss	4,621	2,487
Future income tax expense (recovery)	2,269	(54)
Interest and accretion	3,732	3,662
Mineral properties expense	36	176
Stock-based compensation	3,538	2,092
Unrealized foreign exchange gain	(7,751)	(90)
Net change in non-cash working capital
Increase in receivables, deposits and prepaid amounts, and deferred charges	(982)	(145)
Decrease in inventories	10	59
Decrease in accounts payable and accrued liabilities	(1,133)	(5,116)
	(20,029)	(16,267)
Cash flows from financing activities
Proceeds from issuance of common shares – net	60	-
Proceeds from non-controlling interest	4,301	-
Proceeds from warrant exercise	10,693	248
Payment of note payable	(11,921)	-
	3,133	248
Cash flows used in investing activities
Acquisition of property, plant and equipment	(32)	(163)
Expenditures on mineral properties and related deferred costs	(72)	(559)
Decrease in accounts receivable	8	-
Investment in Donlin Creek	(5,447)	(3,582)
	(5,543)	(4,304)
Decrease in cash and cash equivalents during the period	(22,439)	(20,323)
Cash and cash equivalents – beginning of period	151,723	38,180
Cash and cash equivalents – end of period	129,284	17,857
Supplemental disclosure
Interest received	134	85
Interest paid	-	7

(See accompanying notes to consolidated financial statements)

6	NovaGold Resources Inc.
Q1-2011

Notes to Consolidated Financial Statements

1      Nature of operations

NovaGold Resources Inc. (“NovaGold” or “the Company”) is a precious metals company engaged in the exploration and development of mineral properties located primarily in Alaska, U.S.A. and British Columbia, Canada.

The Donlin Creek project in Alaska is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. (“Barrick”). The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited (“Teck”).

2      Accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaGold Resources Inc. and its subsidiaries, NovaGold Canada Inc., Alaska Gold Company (“AGC”) and NovaGold Resources Alaska, Inc. All significant intercompany transactions are eliminated on consolidation. In addition, the Company consolidates variable interest entities for which it is determined to be the primary beneficiary.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for complete financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended November 30, 2010.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company has adopted these pronouncements at December 1, 2010; the result of this adoption led to the non-controlling interest balance being classified as shareholders’ equity on the consolidated balance sheet and loss attributable to non-controlling interest on the statement of operations and deficit.

3      Galore Creek Partnership

The Company determined that the Galore Creek Partnership is a variable interest entity and consequently uses the principles of Accounting Guideline 15 (“AcG-15”) Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that the Company is the primary beneficiary and consolidates the activities of the Galore Creek Partnership.

The Galore Creek Partnership was formed in May 2007, with Teck able to earn a 50% interest in the Galore Creek project by funding approximately $520.0 million in project development costs. The Galore Creek Partnership funding arrangement was amended following the November 2007 decision to suspend construction activities at the project, and again in February 2009. Under the terms of the current agreement, Teck is funding all costs for the Galore Creek project up to approximately $373.3 million, at which point the partners will share project costs on a 50/50 basis. At February 28, 2011, the Galore Creek Partnership had cash of $1.5 million. Total cash contributions to date by Teck at February 28, 2011 were $364.4 million and $8.9 million remained to be contributed by Teck to earn its 50% interest. During the quarter ended February 28, 2011, Teck contributed $4.3 million to the Galore Creek Partnership; its share of expenses was $2.1 million and its share of impairment costs was $13.8 million for a total of $17.5 million.

NovaGold Resources Inc.	7
Q1-2011

Notes to Consolidated Financial Statements

4      Inventories

	in thousands of Canadian dollars
	February 28, 2011	November 30, 2010
	$	$
Gold	522	519
Supplies	7,588	7,601
Total inventories	8,110	8,120

5      Property, plant and equipment

		in thousands of Canadian dollars
		February 28, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
British Columbia, Canada
Construction costs – Galore Creek (a)	318,877	-	318,877
Mobile equipment – Galore Creek (a)	26,651	-	26,651
Office furniture and equipment	2,636	(1,595)	1,041
Leasehold improvements	628	(342)	286
	348,792	(1,937)	346,855

			in thousands of Canadian dollars
			November 30, 2010
		Accumulated
	Cost	amortization	Impairment	Net
	$	$	$	$
Alaska, USA
Construction costs – Rock Creek	90,519	-	(90,519)	-
Mining and milling equipment – Rock Creek	15,342	-	(15,342)	-
Heavy machinery and equipment – Rock Creek	1,680	(570)	(1,110)	-
Building	297	(161)	(136)	-
British Columbia, Canada
Construction costs – Galore Creek (a)	318,877	-	-	318,877
Mobile equipment – Galore Creek (a)	26,651	-	-	26,651
Office furniture and equipment	2,506	(1,505)	-	1,001
Leasehold improvements	575	(327)	-	248
	456,447	(2,563)	(107,107)	346,777

(a)	Construction costs and mobile equipment had not yet been placed in productive activity, and accordingly were not depreciated.

8	NovaGold Resources Inc.
Q1-2011

Notes to Consolidated Financial Statements

6      Mineral properties, rights and development costs

			in thousands of Canadian dollars
		Expenditures
	November 30, 2010	(Amortization)	Impairment	February 28, 2011
	$	$	$	$
Alaska, USA
Ambler	27,437	-	-	27,437
British Columbia, Canada
Galore Creek	185,855	406	-	186,261
Power transmission rights (a)	53,002	(334)	(52,668)	-
Argentina
San Roque	114	-	-	114
	266,408	72	(52,668)	213,812

			in thousands of Canadian dollars
		Expenditures
	November 30, 2009	(Amortization)	Impairment	November 30, 2010
	$	$	$	$
Alaska, USA
Ambler	-	27,437	-	27,437
Rock Creek	8,395	868	(9,263)	-
British Columbia, Canada
Galore Creek	184,400	1,455	-	185,855
Power transmission rights	54,335	(1,333)	-	53,002
Argentina
San Roque	-	114	-	114
	247,130	28,541	(9,263)	266,408

(a)

In May 2006, NovaGold acquired Coast Mountain Power Corp. and all of its assets, which included the power transmission rights to build a 138kV power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. In 2010, the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. In late February 2011, the NTL project received provincial environmental assessment approval; hence NovaGold will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138kV power transmission rights of $52.7 million and recorded a related future income tax recovery of $9.7 million and a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

7      Investments

	in thousands of Canadian dollars
	February 28, 2011	November 30, 2010
	$	$
Available-for-sale investments (a)	7,319	5,665
Investments accounted for under the equity method Donlin Creek LLC (b)	2,524	1,697
Total investments	9,843	7,362

Investment in Donlin Creek LLC accounted for using the equity method as follows.

	in thousands of Canadian dollars
	February 28, 2011	November 30, 2010
	$	$
Balance – beginning of period	1,697	849
Funding	5,448	21,721
Equity loss	(4,621)	(20,873)
Balance – end of period	2,524	1,697

NovaGold Resources Inc.	9
Q1-2011

Notes to Consolidated Financial Statements

(a)

Investments classified as available-for-sale are reported at fair value (or mark-to-market) based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The total cost as at February 28, 2011 was $4.2 million (November 30, 2010: $4.2 million) and total unrealized holding gain for the three months ended February 28, 2011 was $1.6 million (November 30, 2010: $1.0 million). The balance includes 11,801 shares of Endeavour Mining Corp. (cost: $5,000; fair value at February 28, 2011: $33,000); 3,125,000 shares in TintinaGold Resources Inc. (cost: $1.4 million; fair value at February 28, 2011: $3.4 million), a company having one director and a major shareholder in common with the Company; and 3,125,000 shares in AsiaBaseMetals Inc. (cost: $0.2 million; fair value at February 28, 2011: $1.1 million), a company having one director and a major shareholder in common with the Company.

(b)

On December 1, 2007, together with Barrick, the Company formed a limited liability company (“Donlin Creek LLC”) to advance the Donlin Creek project. The Donlin Creek LLC has a board of four directors, with two nominees selected by each company. All significant decisions related to Donlin Creek require the approval of both companies. As part of the Donlin Creek LLC agreement, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million in expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. Reimbursement had been partially made by the Company paying US$12.7 million of Barrick’s share of project development costs during 2008. A promissory note for the remaining US$51.6 million plus interest at a rate of U.S. prime plus 2% will be paid out of future mine production cash flow. Both parties are currently sharing development costs on a 50/50 basis. Interest on this long-term debt is expensed.

The Company determined that the Donlin Creek LLC is a variable interest entity and consequently used the principles of AcG-15 Consolidation of Variable Interest Entities to determine the accounting for its 50% ownership interest. Management concluded that the Company is not the primary beneficiary and has accounted for its investment in the Donlin Creek LLC using the equity method of accounting. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the investor’s pro rata share of post-acquisition earnings of the investee, is computed by the consolidation method. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

8      Convertible notes

On March 26, 2008, the Company issued US$95.0 million (Canadian equivalent: $96.7 million) in 5.5% unsecured senior convertible notes (“Notes”) maturing on May 1, 2015, and incurred a 3% underwriter’s fee and other expenses aggregating $3.5 million, for net proceeds of $93.2 million. Interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning November 1, 2008. The Notes are convertible into the Company’s common shares at a fixed conversion rate of US$10.61 per common share. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company’s election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares. Holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013, or upon certain fundamental corporate changes, at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The Notes are classified as a liability. The fair value of the conversion feature on the date of issue ($43.4 million) is classified as a component of shareholders’ equity and was deducted from the initial amount of the liability recorded. As a result, the recorded liability to repay the Notes was initially lower than its face value. Using the effective interest rate method and the 17.78% rate implicit in the calculation, the difference of $43.4 million, characterized as the note discount, is being charged to interest expense and added to the liability over the term of the Notes.

	in thousands of Canadian dollars
	February 28, 2011	November 30, 2010
	$	$
Beginning balance	61,882	58,553
Accretion of debt discount for the period	1,388	4,975
Foreign exchange revaluation	(3,363)	(1,646)
Convertible notes liability	59,907	61,882
Conversion right	44,992	44,992
Financing costs allocated to equity component	(1,640)	(1,640)
Equity component of convertible notes	43,352	43,352

10	NovaGold Resources Inc.
Q1-2011

Notes to Consolidated Financial Statements

9      Share capital

Authorized
     1,000,000,000 common shares, no par value
     10,000,000 preferred shares issuable in one or more series

	in thousands of Canadian dollars
	Number of shares	Ascribed value
	(thousands)	$
Balance at November 30, 2010	225,992	1,077,220
Issued in quarter
For cash and fair value pursuant to stock option agreements	242	662
For cash and fair value pursuant to warrant agreements	7,100	14,789
Balance at February 28, 2011	233,334	1,092,671
Shares held by a wholly-owned subsidiary eliminated on consolidation	9	-
Total issued and outstanding	233,343	1,092,671

(a)    Warrants

In December 2010, 7.1 million warrants were exercised for total proceeds of $10.7 million, which resulted in 42.2 million warrants outstanding at the end of the first quarter. During the quarter, an agreement was entered into between the Company and the holder of 37.1 million warrants to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The terms of the remaining 5.1 million warrants are unchanged.

(b)    Stock options

The Company has a stock option plan providing for the issuance of options at a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Company at any given time. The Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of the option grant. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable for a maximum of five years from the date of grant, and may be subject to vesting provisions. The Company recognizes compensation cost on a straight-line basis over the respective vesting period for the stock options.

During the three months ended February 28, 2011, the Company granted 1,064,700 stock options (three months ended February 28, 2010: 1,237,000). For the three months ended February 28, 2011, the Company recognized a stock-based compensation charge against income of $3.0 million for options granted to directors, employees and consultants in accordance with CICA 3870, net of forfeitures.

The fair value of the stock options recognized in the consolidated statements of operations and deficit has been estimated using an option pricing model. Assumptions used in the pricing model for each year are provided below.

	Vested during	Granted during
	three months ended	three months ended
	February 28, 2011	February 28, 2011
Average risk-free interest rate	0.50% – 1.76%	2.00%
Expected life	1.00 – 3.71 years	2.50 years
Expected volatility	65% – 97%	75%
Expected dividends	Nil	Nil

The Black-Scholes and other option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input can materially affect the fair value estimate and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

NovaGold Resources Inc.	11
Q1-2011

Notes to Consolidated Financial Statements

(c)    Performance share units

The Company has a performance share unit (“PSU”) plan that provides for the issuance of PSUs in amounts as approved by the Company’s Compensation Committee. Each PSU entitles the participant to receive that number of common shares of the Company at the end of a specified period set by the Compensation Committee to be determined by the achievement of certain performance and vesting criteria. The performance and vesting criteria are based on the Company’s performance relative to a representative group of other mining companies and the Toronto Stock Exchange index. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for recipients no longer at the Company on vesting date.

For the three months ended February 28, 2011, the Company recognized a stock-based compensation charge against income of $0.5 million for PSUs vested to employees in accordance with CICA 3870, net of forfeitures.

(d)    Deferred share units

The Company has a deferred share unit (“DSU”) plan that provides for the issuance of DSUs in amounts ranging from 50% to 100% of directors’ annual retainers at the election of the directors. Each DSU entitles the directors to receive one common share when they retire from the Company.

For the three months ended February 28, 2011, the Company recognized a stock-based compensation charge against income of $0.03 million for DSUs granted to directors.

10    Related party transactions

The Company has arms-length market-based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp (“Alexco”). During the three months ended February 28, 2011, the services provided were $2,000 (2010: $10,000) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $4,000 (2010: $10,000) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.4 million for the three months ended February 28, 2011 (2010: US$0.4 million) to the Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At February 28, 2011, the Company had $0.4 million receivable (November 30, 2010: $0.2 million) from related parties.

11    Segmented information

The Company’s revenues and cost of sales from external customers are generated from one reportable operating segment: sales from land and gravel and gold royalties from the Company’s operations located in Nome, Alaska. The majority of the Company’s property, plant and equipment and exploration assets are located in the United States and Canada and the geographical breakdown is shown in notes 5 and 6.

12    Commitments and contingencies

(a)    Lease commitments

As at February 28, 2011, the Company’s aggregate commitments for operating leases totaled $4.4 million. These include the Company’s leased head office location and certain office equipment with leases ranging from one to seven years.

(b)    Legal actions

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC have been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

12	NovaGold Resources Inc.
Q1-2011

Notes to Consolidated Financial Statements

13    Subsequent events

On March 7, 2011, the Company and Copper Canyon Resources Ltd (“Copper Canyon”) entered into a binding letter agreement (“Letter Agreement”) providing for the Company to acquire all outstanding common share of Copper Canyon by way of a plan of arrangement (“Arrangement”). The Letter Agreement was superseded by an arrangement agreement dated March 18, 2011. Under the Arrangement, Copper Canyon shareholders will receive common shares of NovaGold on the basis of 0.0735 of a NovaGold common share for each common share of Copper Canyon, plus one common share of a newly incorporated company (“SpinCo”) for every four Copper Canyon common shares. SpinCo will hold substantially all of Copper Canyon’s assets other than certain cash and Copper Canyon’s 40% joint venture interest in the Copper Canyon copper-gold-silver property, which will remain with Copper Canyon. The remaining 60% joint venture interest in the Copper Canyon copper-gold-silver property is held by a wholly-owned subsidiary of NovaGold.

On March 14, 2011, the Company entered into an agreement to sell its alluvial gold properties comprising 11,500 acres of fee-simple United States patented mining claims near Nome, Alaska. The claims were held by AGC. Nome Gold Alaska Corp. will pay AGC US$21.0 million in three installments, and will also provide a letter of credit for US$4.0 million as an environmental reclamation bond.

NovaGold Resources Inc.	13
Q1-2011